UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10508

                                               001-34097

Lorillard Tobacco Company, LLC

(f/k/a Lorillard Tobacco Company) (as predecessor obligor to R. J. Reynolds Tobacco Company)

Lorillard, LLC

(f/k/a Lorillard, Inc.) (as predecessor guarantor to R.J. Reynolds Tobacco Holdings, Inc.)

(NYSE)

(Exact name of Issuer as specified in its charter; and name of Exchange where security is listed and/or registered)

401 North Main Street

Winston-Salem, North Carolina 27101

(336) 741-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

8.125% Senior Notes due June 23, 2019 of Lorillard Tobacco Company, LLC (f/k/a Lorillard Tobacco Company) (predecessor obligor to R. J. Reynolds Tobacco Company)

Guarantees of 8.125% Senior Notes due June 23, 2019 of Lorillard Tobacco Company, LLC (f/k/a Lorillard Tobacco Company) (predecessor obligor to R. J. Reynolds Tobacco Company) by Lorillard, Inc. (n/k/a Lorillard, LLC) (predecessor guarantor to R.J. Reynolds Tobacco Holdings, Inc.)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of R. J. Reynolds Tobacco Company (as successor obligor to Lorillard Tobacco Company, LLC (f/k/a Lorillard Tobacco Company)) and Lorillard, LLC (f/k/a Lorillard, Inc.) (as predecessor guarantor to R.J. Reynolds Tobacco Holdings, Inc.) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

R. J. REYNOLDS TOBACCO COMPANY (as successor obligor to Lorillard Tobacco Company, LLC (f/k/a Lorillard Tobacco Company))

Date: June 25, 2015	By:	/s/ Mark A. Peters
	Name:	Mark A. Peters
	Title:	Chief Financial Officer

LORILLARD, LLC (f/k/a Lorillard, Inc.) (as predecessor guarantor to R.J. Reynolds Tobacco Holdings, Inc.)

Date: June 25, 2015	By:	/s/ Daniel A. Fawley
	Name:	Daniel A. Fawley
	Title:	Vice President and Treasurer

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.